

Mail Stop 3561

February 14, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Bo Chen
Chief Executive Officer
Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi'an, Shaanxi 710068
People's Republic of China

> **Re: Bodisen Biotech, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 30, 201**
> **Form 10/K-A for the year ended December 31, 2009**
> **Filed October 27, 2010**
> **File No. 000-31539**

Dear Mr. Chen:

We have reviewed your response filed on October 27, 2010, and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K/A for the year ended December 31, 2009 as filed on October 27, 2010

Item 1A. Risk Factors, page 8

1. Reference is made to your discussion of your customers on page 6. It appears that distributors indicate their intent to purchase a certain quantity of your product through written sales contracts. As a result, you pay your suppliers in advance to ensure sufficient inventory to meet these projected needs. However, distributors are generally not held responsible for failing to place actual orders consistent with their original estimates. In fiscal 2008, written contracts existed for $9.4 million sales while actual sales were $5.1 million (approximately 49% of estimated sales). In fiscal 2009, written sales contracts existed for $9 million sales while actual sales were $4.38 million (approximately 49% of estimated sales). If our understanding is correct, please add a business related risk factor disclosing this element of your business, here and on an ongoing basis.

Management's Discussion and Analysis
Operating Expenses, page 17

2. In comment 9 of staff letter dated June 3, 2010, we requested that you more clearly describe and quantify the "write off of certain loan receivables." However, it does not appear you have addressed that portion of the comment. As such, we reissue that comment in part. Specifically, explain when and why the write-off occurred and how it resulted in a decrease in general and administrative costs. Clarify whether you are referring to the write-off of accounts receivable or some other receivable balance such as advances to suppliers or other receivables. If you are referring to receivables other than accounts receivable, describe the nature of the loans, identify the debtors and tell us when and why they were written-off. If you are referring to accounts receivable, describe and quantify the amounts of the related charges or credits recorded each period and explain what caused the variance.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

3. Correction of a material misstatement in previously issued financial statements should be recognized in the auditor's report in the manner specified by AU Section 508, paragraphs 18A and 18B. Please provide a revised report that is consistent with this guidance.

4. We refer you to comment 11 of staff letter dated June 3, 2010. The accountant's report still fails to reflect the exact titles presented on certain of the financial statements. Specifically, the accountants report refers to the statements of income, equity and comprehensive income. However, the financial statement on page F-3

is entitled "Consolidated Statements of Operations and Other Comprehensive Income". Please revise to ensure that each financial statement is appropriately referenced with the precise title in the independent accountants report.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-9

5. We note your response to comment 15 from staff letter dated June 3, 2010, and the resulting change in your revenue recognition policy and therefore your financial statements. To facilitate our ability to evaluate your restated financial statements and the related financial statement adjustments, please describe your accounting methodology in expanded detail. For example, we assume that you have applied the cost recovery method for those periods for which collection of the sales price was not reasonably assured and that you will utilize it until you are clearly able to demonstrate otherwise. Please tell us the date at which you began the application of this method. That is, please clarify whether you have restated your revenue recognition policy from your inception or whether you began the application in a later fiscal year and explain the basis for your conclusion.

6. You state that no profit is recognized until cash payments exceed the cost of the goods sold and that you record deferred revenue, which is the gross profit that has not been realized. Please tell us more about your application of the cost recovery method. In the period of sale, we have seen this accounting reflected in the income statement by the reporting of gross profit as "recognized" (if applicable) and "deferred." In these cases, we have seen gross profit reported as a separate line item within the revenue section of the income statement when subsequently earned. Finally, we have seen related (uncollected) receivables offset by deferred gross profit on the balance sheet. As your financial statements do not utilize this format, please describe and illustrate your accounting methodology in your response letter. Show us how you record, account for and classify the initial sale of product and the subsequent recognition or write-off of related deferred gross profit. Illustrate how increases in the allowance for doubtful accounts are determined and tell us when and how actual bad debt write-offs are recorded. Explain how you monitor the individual components of the deferred gross profit account.

7. In this regard, we note that the restatement adjustments that you have recorded in fiscal 2008 and 2009 result in increases in revenues, gross profits and accounts receivable in each period. General and administrative expenses have increase significantly in fiscal 2009, as well. As we do not also have information regarding fiscal 2007, please provide a detailed explanation on how the amounts for each period were calculated and any other adjustments made in each period. We may have further comment upon review of your response.

Foreign Currency Transactions and Comprehensive Income, page F-10

8. We note the revisions you have made in response to our prior comment 13. However, please expand your table to include disclosures for each of the two years for which financial statements have been presented.

Form 10-Q for the period ended September 30, 2010

Consolidated Balance Sheet, page 2

9. On an ongoing basis, please revise the caption within the equity section of your balance sheet to reflect "accumulated" other comprehensive income for consistency with your Form 10-K.

Management's Discussion and Analysis
Results of Operations, page 15

10. Your attention is invited to your discussion of general and administrative expenses for the three and nine month periods ended September 30, 2010. You refer to a $735,500 "deposit write off" and to a charge to bad debts of $897,017, respectively, recorded during the above referenced periods. Please tell us, supplementally and in detail, the nature of and reasons for each of these two charges. As stated in our previous comments, you are required to describe in MD&A any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income. Given the relative significance of these charges, we will also expect them to be fully explained in the MD&A discussion included in your Form 10-K for fiscal 2010.

****

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief